Filed pursuant to Rule 433

Registration No. 333-224670

Issuer Free Writing Prospectus dated August 6, 2020

Relating to Preliminary Prospectus Supplement dated August 6, 2020

$1,500,000,000

SERVICENOW, INC.

Pricing Term Sheet

1.400% Notes due 2030

Issuer:	ServiceNow, Inc.

Format:	SEC Registered

Title:	1.400% Notes due 2030

Principal Amount:	$1,500,000,000

Maturity Date:	September 1, 2030

Coupon:	1.400%

Ratings*:	Baa1 by Moody’s Investors Service, Inc. BBB+ by S&P Global Ratings

Price to Public:	99.626% of principal amount

Yield to Maturity:	1.440%

Spread to Benchmark Treasury:	T+90 basis points

Benchmark Treasury:	0.625% due May 15, 2030

Benchmark Treasury Price and Yield:	100-26; 0.540%

Interest Payments Dates:	Semi-annually on March 1 and September 1, commencing March 1, 2021

Make-Whole Call:	At any time prior to June 1, 2030, at a discount rate of Treasury plus 15 basis points

Par Call:	On or after June 1, 2030

Trade Date:	August 6, 2020

Settlement Date:	August 11, 2020 (T+3)**

Use of Proceeds	We expect to use the net proceeds from this offering (1) to repurchase for cash up to $500 million aggregate principal amount of our outstanding 2022 convertible notes, and (2) for working capital and other general corporate purposes.

CUSIP/ISIN:	81762P AE2 / US81762PAE25

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC

Co-Managers:	BNP Paribas Securities Corp. HSBC Securities (USA) Inc. Mizuho Securities USA LLC Siebert Williams Shank & Co., LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the trade date set forth above will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the trade date set forth above should consult their own advisors.

The offering of the notes is being made pursuant to our effective shelf registration statement on Form S-3, including our base prospectus filed with the Securities and Exchange Commission (“SEC”) on May 4, 2018, a preliminary prospectus filed with the SEC on August 6, 2020, and a prospectus supplement to be filed with the SEC. Before you invest in the notes, you should read the prospectus in that registration statement, the prospectus supplement, and other documents ServiceNow has filed or that ServiceNow may file with the SEC for more complete information about ServiceNow and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website. Alternatively, copies may be obtained from Barclays Capital Inc. at (888) 603-5847 (toll-free), Citigroup Global Markets Inc. at (800) 831-9146 (toll-free) and J.P. Morgan Securities LLC at (212) 834-4533 (collect).